CONSOLIDATED WATER CO. LTD.
The Regatta Office Park
Windward Three, 4th Floor
West Bay Road, P.O. Box 1114
Grand Cayman, KY1-1102
Cayman Islands
(345) 945-4277

March 15, 2010

VIA EDGAR AND FAX (202-772-9361)

Mr. H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0405

RE:
Consolidated Water Co. Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 17, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 9, 2009
File No. 000-25248

Dear Mr. Owings:

We are responding to your March 12, 2010 comment letter.  For your reference, we included each comment in the letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements – Consolidated Water Co. Ltd.

Notes to Consolidated Financial Statements

Note 2. Accounting Policies, page 82

1.
We note your response to comment three in our letter dated March 5, 2010 regarding the basis behind the recordation of the accounts receivable and the deferred revenues in the OCI-BVI balance sheets.  If OCI-BVI believes that the cash basis accounting for revenue recognition is appropriate under GAAP after considering its facts and circumstances including collectability, we believe the recordation and the reporting of such accounts receivable and the deferred revenues amounts in the balance sheets is inconsistent with a cash basis revenue recognition model.  In other words, if your particular fact pattern does not meet the threshold for revenue recognition under SAB 104, we are unsure how it would meet the definition of an asset to support recording accounts receivable.  As such, in future filings please revise to reverse these accounts receivable and deferred revenues amounts for the OCI-BVI financial statements for all periods presented.

Response:

In future filings we will revise to reverse these accounts receivable and deferred revenues amounts for the OC-BVI financial statements for all periods presented.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Notes to Condensed Consolidated Financial Statements

Note 6.  Investment in and loan to affiliate

2.
We note your response to comment six in our letter dated December 5, 2010.  You state that you are in the process of finalizing your impairment test for the OCI-BVI equity investment, but you expect to record a substantial loss for the fourth quarter of 2009 resulting from losing the bid for a new long term contract with the BVI government on February 18, 2010.  Please supplementally advise us in detail how you concluded that this represents a recognized subsequent event pursuant to ASC 855-10-1&2 similar to the event in ASC 855-10-55-2.e.  We believe if the event was of the non-recognized type, the pro forma disclosures called for in ASC 855-10-50-3 should be considered.  In any event, in future filings please provide MD&A disclosures describing the uncertainties and/or any expected favorable or unfavorable impact of this event on your financial condition and operations, liquidity and earning trends.

Response:

We believe the signing of a contract by Biwater with the BVI government represents an event that provides additional evidence of conditions that existed at the balance sheet date.   Prior evidence of these conditions includes:

•	The original dispute raised by the BVI government in September 2006 relating to the ownership and operation of the Baughers Bay plant.

•	The subsequent arbitrary reduction by the BVI government in early 2007 of the amounts paid for water supplied by OC-BVI from the Baughers Bay plant.

•
The filing of a lawsuit in November 2007 by the BVI government intended to obtain possession of the Baughers Bay plant and refute OC-BVI’s claims of monies due for water delivered and improvements made to the Baughers Bay plant.

•
The refusal by the BVI government to follow through on representations made by its Premier and its Minister of Finance in their March 2008 meeting with OC-BVI  to make a good faith payment of $3.5 million and finalize a new operating contract with OC-BVI for the Baughers Bay plant by April 2008.

•
The BVI government’s consideration (and likely prior solicitation), beginning at least as early as September 2009, of a competing bid for a new plant from Biwater that would replace the Baughers Bay plant.

•	In October 2009 the Eastern Supreme Court of the Caribbean ordered the BVI government to pay $13.91 per thousand imperial gallons for water supplied from Baughers Bay.

•	The BVI government’s filing of an appeal in the Appellate Court in November 2009 to challenge the $13.91 rate and amounts awarded to OC-BVI as a result of the Court’s ruling.

•	Continued payment by the BVI government for water delivered in the fourth quarter of 2009 at a lower rate (their alleged cost of OC-BVI’s cost to produce the water) of $6.88 despite the Court ruling.

•
In the fourth quarter of 2009 OC-BVI continued to experience what they believed to be a deterioration of the BVI government’s interest in fostering an on-going contract for OC-BVI to operate the Baughers Bay plant at a reasonable rate for the water.  This belief was merely confirmed by the execution of the contract with Biwater in February 2010.

OC-BVI’s possible loss of its operating contract for the Baughers Bay plant, and the resulting adverse impact of such loss on our investment in OC-BVI, is a contingency we have consistently disclosed in all filings subsequent to the date we were first informed of the Baughers Bay dispute by OC-BVI. The signing of the Biwater contract represents the culmination of events spanning more than three years - events that clearly created conditions as of December 31, 2009 for the loss of any future cash flows from a Baughers Bay operating contract. We believe that this situation is not consistent with any example of a Type 2 subsequent event provided in ASC 855.

In addition, the impairment analysis of our investment in OC-BVI as of December 31, 2009 involves estimating future cash flows from the possible scenarios for Baughers Bay and using our judgment to assign probabilities to each scenario based upon the most accurate information available to us.  GAAP requires us to update our accounting estimates for any and all relevant information available.  It would be inappropriate for us to assign any probability other than 0% to the scenarios of future cash flows from a Baughers Bay contract in our December 31, 2009 impairment analysis.

We confirm that we will provide MD&A disclosures describing the uncertainties and/or any expected favorable or unfavorable impact of this event on our financial condition and operations, liquidity and earning trends in our 2009 Form 10-K.

*      *      *      *      *

If you require any additional information, kindly contact our United States legal counsel, Leslie J. Croland with Edwards Angell Palmer & Dodge LLP at (561) 833-7700.

Sincerely,

/s/ David W. Sasnett
David W. Sasnett
Chief Financial Officer

Cc:          Catherine T. Brown, Staff Attorney
Frederick W. McTaggart, Chief Executive Officer
Leslie J. Croland, P.A.